20200 Sunburst Street
Chatsworth, CA 91311
www.nasmedical.com
Phone: (818) 734-8600
Fax:  (818) 734-5200

April 18, 2006

Ms. Angela J. Crane
Accounting Branch Chief
United States Securities and Exchange Commission
701 First Street, NE
Washington, D.C. 20549

Re:	North American Scientific, Inc. (the “Company”) Form 10-K for the fiscal year ended October 31, 2005 Filed January 18, 2006 File No. 0-26670

Dear Ms. Crane:

This letter responds to your comment letter dated April 4, 2006 notifying the Company of your comments on the Company’s Form 10-K for the fiscal year ended October 31, 2005. The text of your letter has been included (in bold) for your reference, and the Company’s response is presented below each comment.

FORM 10-K for the period ending October 31, 2005

Consolidated Statement of Cash Flows, page 70

1.
We believe your presentation of cash flows related to discontinued operations is inconsistent with SFAS 95, because you present the combined operating, investing, and financing cash flows of discontinued operations all within the operating cash flow category, rather than classifying discontinued operations cash flows by activity operating, investing, and financing—as required by SFAS 95, paragraph 26. While we do not believe your presentation complies with SFAS 95, we will not object if you retroactively modify your presentation similar to a change in accounting method (without referring to the correction of an error) provided that you comply with the following:

•	You change your presentation to address the points noted above and to comply with SFAS 95 in your next periodic report filed.

•	You label either the column heading or the marginal heading as “revised” or “restated.” Characterizing the modification as “reclassified” will not suffice.

•
You make specific and prominent footnote disclosure to the effect that the company has separately disclosed the operating, investing and financing portions of the cash flows attributable to discontinued operations, which in prior periods were reported on a combined basis as a single amount.

•
Since your next periodic report is a Form 10-Q, you quantify and present separate totals of operating, investing and financing cash flows from discontinued operations for the most recently completed three fiscal years.

While we agree with your comment that the Company’s Statement of Cash Flows for the fiscal year ended October 31, 2005 does not separately classify investing and financing cash flows from discontinued operations, we believe that the presentation is correct in accordance with SFAS 95. Footnote 10 to SFAS 95 paragraph 26, states, “Separate disclosure of cash flows pertaining to extraordinary items or discontinued operations reflected in these categories is not required.” Accordingly, our understanding is that SFAS 95 does not require separate disclosure of cash flows from discontinued operations by category.

In addition, we did not separately classify the cash used in discontinued investing and financing activities because we believe these amounts to be immaterial. There were no cash flows used in discontinued financing activities in fiscal years 2003 through 2005, and the cash used in discontinued investing activities as a percent of total cash used in discontinued operations was 3.6%, 2.1%, and 0% in fiscal years 2003, 2004 and 2005, respectively.

		2005	2004	2003
A.	Net cash used in discontinued operating activities	$578,000	$8,214,000	$8,320,000
B.	Net cash used in discontinued investing activities	$—	$179,000	$310,000
C.	Net cash used in discontinued financing activities	$—	$—	$—
D.	Total cash used in discontinued operations	$578,000	$8,393,000	$8,630,000
B.	as percent of D.	—%	2.1%	3.6%

Although we believe our presentation of the Company’s Statement of Cash Flows for the fiscal year ended October 31, 2005 is in accordance with SFAS 95, in future Statements of Cash Flows we will disclose separately the cash flows from discontinued operations, if any, as operating, investing or financing activities, and we will add the column heading “revised” as applicable. For the Company’s next periodic report on Form 10-Q, we will present the cash flows from discontinued operations separately as operating, investing or financing activities, as applicable, for the six months ended April 30, 2006 and 2005. In addition, we will disclose in a footnote the information presented in the table above in lines A. through D. for the fiscal years 2003 through 2005 in the Notes to the Financial Statements for Discontinued Operation.

Note 11. Goodwill and Intangible Assets, page 86

2.
We note that you recorded impairment charges for goodwill and intangible assets in the fourth quarter of fiscal year 2005. Please tell us and revise the notes to your financial statements in future filings as follows:

•	Discuss in detail the facts and circumstances leading to the goodwill and intangible asset impairment.

•	Discuss in detail the significant assumptions used to determine the fair value of the associated reporting unit under SFAS 142.

•	Tell us why the charges were recorded in the periods they were and not an earlier period. For example, the specific event that occurred in the fourth quarter that caused the impairments.

•
When your impairment charge is significant, such as the impairment charge of $40.2 million in 2005, you should provide more detailed information about the nature, timing, and measurement of and reasons for the impairment charge. You should similarly revise your discussion in MD&A to provide more detailed information.

See paragraphs 46 and 47 of SFAS 142 for further guidance.

Discuss in detail the facts and circumstances leading to the goodwill and intangible asset impairment.

As stated in the Company’s Form 10-K for the fiscal year ended October 31, 2005, the Company acquired NOMOS Corporation (“NOMOS”) on May 4, 2004. The results of NOMOS have been included in the consolidated financial statements from the date of acquisition as the Company’s IMRT/IGRT business segment. The purchase price of approximately $58 million consisted of $11.5 million in cash and the issuance of 5.2 million shares of the Company’s common stock with a fair value of approximately $37.3 million. The purchase price has been allocated based on the estimated fair values of the assets acquired and liabilities assumed as of the date of acquisition as follows:

Cash	$1,771,000
Accounts receivable	2,908,000
Inventories	4,593,000
Equipment and leasehold improvements	1,423,000
In-process research and development	9,200,000
Acquired identifiable intangible assets	30,300,000
Goodwill	18,525,000
Other current and long term assets	508,000
Accounts payable	(2,097,000)
Accrued expenses	(3,271,000)
Deferred revenue	(5,879,000)
Total	$57,981,000

The Company engaged an appraisal firm to perform an analysis of the goodwill and intangible assets acquired from NOMOS to determine the fair value thereof under SFAS 142 and SFAS 144 as of the Company's annual test date of September 30, 2005. The Company's management and Audit Committee of the Board reviewed and agreed with the appraisal firm's conclusions that the NOMOS goodwill and intangible assets were impaired, due to negative operating performance indicators of our IMRT/IGRT business, including three successive years of declining sales and continued net operating losses. As a result, the Company wrote down the NOMOS goodwill and intangible assets to their fair value in the quarter ended October 31, 2005, as follows:

($000)	Sept. 30, 2005 Carrying Value	Sept. 30, 2005 Fair Value	Impairment

NOMOS Goodwill	$18,525	$2,564	$15,961
NOMOS Intangible Assets	27,103	3,180	23,923
TOTAL	$45,628	$5,744	$39,884

In addition, the Company performed an internal analysis under SFAS 142 and SFAS 144 as of the Company's annual test date of September 30, 2005 of the goodwill and intangible assets acquired from Radiation Therapy Products (RTP) in August, 2003 to determine the fair value thereof under the applicable standards. The Company concluded that the goodwill and intangible assets acquired from RTP were impaired due to negative operating performance indicators, including the RTP products lower sales and net operating losses. As a result, the Company wrote down the RTP goodwill by $207,000 and the RTP intangible assets by $122,000 to their fair value in the quarter ended October 31, 2005.

Discuss in detail the significant assumptions used to determine the fair value of the associated reporting unit under SFAS 142.

The appraisal firm engaged by the Company to determine the fair value of the goodwill and intangible assets acquired from NOMOS considered three traditional approaches to value the assets: the Cost Approach, the Market Approach, and the Income Approach. The appraisal firm selected the Income Approach to estimate the fair value of the reporting unit using the discounted cash flow method. The significant assumptions used to determine the fair value of the reporting unit included a discount rate based on the estimated weighted average cost of capital of 16% - 20%, and a financial projection of the reporting unit (the IMRT/IGRT business segment) from fiscal years 2005 through 2020. The projection assumed revenues of the IMRT/IGRT business segment would grow from $20.2 million in fiscal year 2005 to $104.3 million in fiscal year 2020. The projections assumed the IMRT/IGRT business segment would become profitable in 2008, and remain profitable thereafter.

Tell us why the charges were recorded in the periods they were and not an earlier period.

The impairment charges were recorded as of September 30, 2005, because the Company’s annual test date for impairment under SFAS 142 and SFAS 143 was September 30, 2005. According to SFAS 142 paragraph 26, “Goodwill of a reporting unit shall be tested for impairment on an annual basis and between annual tests in certain circumstances (refer to paragraph 28).” The Company has established September 30 as its annual test date, and the Company engaged an appraisal firm to perform an analysis of the goodwill and intangible assets acquired from NOMOS to determine the fair value thereof under SFAS 142 and SFAS 144 as of the Company's annual test date of September 30, 2005. During fiscal year 2005, NOMOS revenues did not achieve expectations and the Company revised its revenue guidance downward; however, the Company was not aware of an event or a change in circumstances as described in SFAS 142 paragraph 28 that would require testing for impairment between annual test dates.

The Company believes that its disclosures of Goodwill and Intangible Assets in its Form 10-K for the fiscal year ended October 31, 2005 are in compliance with SFAS 142 paragraphs 44 – 47.

Note 16. Commitments and Contingencies, page 92

3.
We note your disclosure on page 16 that you have to pay royalty payments to third parties under license agreements. Please revise future filings to disclose these agreements in the notes to the financial statements. If you believe no disclosure is necessary, please explain. Refer to SFAS 5 for guidance.

The Company did not include the royalty payments in the notes to the financial statements, because we believe the minimum royalty amounts to be immaterial. The total minimum royalty payments due are $120,000 per year and are 0.2% of the net loss for the fiscal year ended October 31, 2005.

Minimum Annual Royalty
Lawrence Livermore National Laboratory	$25,000
Wisconsin Alumni Research Foundation	$15,000
University of Texas	$50,000
National Research Council of Canada	$30,000
Total	$120,000

Although the Company believes these minimum annual royalties to be immaterial, we will include them in future filings in the Notes to the Financial Statements, in addition to the disclosure in the Form 10-K in Item 1. Business under the sub-heading of “Intellectual Property.”

In connection with this response, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your prompt attention to this response letter to the Staff’s comment letter. If you need any additional information or would like to discuss the Company’s responses to your comments, please contact the undersigned at (818) 734-8600.

Sincerely,

/s/ James W. Klingler

James W. Klingler
Senior Vice President &
Chief Financial Officer